Exhibit 20

Editorial Contacts:	Investor Relations Contact:
Scott Allen Conexant Systems, Inc. (949) 483-6849	Bruce Thomas Conexant Systems, Inc. (949) 483-2698

CONEXANT TO INITIATE SPIN-OFF OF MINDSPEED TECHNOLOGIES

Final Step in Conexant’s Focused Business Creation Strategy
Will Create Two Independent Publicly Traded Companies

NEWPORT BEACH, Calif., Mar. 24, 2003 — Conexant Systems, Inc. (Nasdaq: CNXT) today announced that its board of directors has approved a plan to separate its Mindspeed Technologies™ Internet infrastructure business in a tax-free spin-off to shareowners. The spin-off, which is expected to be completed during the summer, will create two independent, publicly traded communications semiconductor companies and will mark the culmination of Conexant’s focused business creation strategy.

“This decision represents the final step in Conexant’s transformation from a broad-based communications supplier into a family of focused, pure-play semiconductor businesses,” said Dwight W. Decker, Conexant chairman and chief executive officer. “Internally, Conexant’s Broadband Communications business and Mindspeed have been operating separately, and as a result of last quarter’s $215 million early debt repayment from Skyworks Solutions, we have the flexibility and the capital required to provide solid financial foundations for both of these independent companies.”

“We are enthusiastic about this last step in our transformation into an independent public company,” said Raouf Halim, chief executive officer of Mindspeed. “The Mindspeed team has worked diligently over the past two years to focus our product portfolio and strengthen our market positions. With the worst of the Internet infrastructure market downturn behind us, we will separate with strong design-win momentum across all our core product lines, excellent relationships with tier-one networking equipment customers worldwide, and a clear focus on the access and metropolitan area network markets where we see the greatest growth opportunities.”

Mindspeed Spin-off Transaction Overview

At the time of spin-off, Conexant shareowners will receive a dividend comprised of all of the outstanding shares of Mindspeed on a pro rata basis. Application will be made to list the new shares on the American Stock Exchange. Mindspeed will receive an initial capital funding of $100 million in cash from Conexant, plus an additional $50 million cash in contingent financing.

As part of the transaction, Conexant will receive warrants for up to 20 percent fully diluted equity ownership of Mindspeed, enabling Conexant to participate in the company’s future success.

“Although Mindspeed is not yet profitable, the $150 million flexible financing structure provided by Conexant will yield a solidly capitalized new company,” Halim said. “In addition, we are taking steps to reduce our operating cost structure by a further 25 percent. Coupled with the restructuring activities we have completed over the past six months, these actions are expected to lower Mindspeed’s operating break-even level from $55 million in revenue per quarter to approximately $45 million per quarter, including the addition of incremental public company operating expenses.

“Industry conditions remain challenging, but we are convinced that our design-win momentum over the past year and new products now ramping into production will drive significant Mindspeed market share gains going forward,” Halim continued. “We are encouraged by Mindspeed’s improving order rate in the current quarter, which is stronger than it was both last quarter and a year ago. Considering our cost-reduction actions and our revenue growth expectations, we anticipate that Mindspeed will achieve the critical operating profitability milestone before the end of calendar 2004.”

Completion of the Mindspeed spin-off is subject to, among other things, customary regulatory approvals and the receipt of an opinion of counsel as to the tax-free status of the transaction.

Mindspeed Business Overview

Mindspeed designs, develops and sells semiconductor networking solutions for communications applications in enterprise, access, metropolitan and wide area networks. The company’s three key product families include multiservice access solutions designed to support voice and data services across wireline and wireless networks, T/E carrier physical- and link-layer products, and ATM/MPLS network processors. These focused product lines are complemented by a family of optical transmission devices and switching solutions.

Mindspeed’s products are used in a wide variety of network infrastructure equipment including voice and media gateways, high-speed routers, switches, access multiplexers, cross-connect systems, add-drop multiplexers and digital loop carrier equipment. Customers and strategic partners include Alcatel, Avaya, Cisco, Fujitsu, Huawei, Juniper, LGE, Lucent, McData, NEC, Nokia, Nortel, Samsung, Siemens, Tellabs, and ZTE.

Conexant Business Overview

Once the Mindspeed separation is complete, the continuing Conexant will be comprised of the Broadband Communications segment. Broadband Communications develops and delivers integrated solutions that enable digital entertainment and information networks for the home and small office. Its product portfolio encompasses semiconductor solutions that are used on the client-side connection, and are found in devices that connect personal access products such as set-top boxes (STBs), residential gateways, PCs and game consoles to voice, video and data processing services over broadband connections.

These products include DSL and cable modem solutions, home network processors, broadcast video encoders and decoders, digital STB components and system solutions, and the company’s foundation dial-up modem business. Through its product offering, Conexant’s Broadband Communications business offers all of the building blocks required for bridging cable, satellite, terrestrial data and digital video networks. Broadband Communications customers and strategic partners include Acer, Apple, Canon, Dell, Echostar, Hewlett-Packard, IBM, Linksys, Matsushita, Microsoft, Motorola, Pace, RCA Thomson, Samsung, Sony, and Toshiba.

“The Broadband Communications business returned to operating profitability last quarter, and despite a seasonally down quarter, we expect to remain profitable in the current quarter,” said Matt Rhodes, president of Conexant’s Broadband Communications segment. “We believe our Broadband business will grow each quarter for the rest of the year, primarily as a result of continuing market share gains in our strategic product initiatives.”

Focused Business Creation Strategy

In 2002, Conexant made significant progress in its transformation into a family of focused, pure-play semiconductor businesses. In March of last year, the company joined forces with The Carlyle Group to form Jazz Semiconductor, a privately held, high-performance radio frequency and mixed signal silicon wafer foundry. Conexant and Alpha Industries teamed up in June of 2002 to create Skyworks Solutions, Inc. (Nasdaq: SWKS), the industry’s leading wireless semiconductor company focused on radio frequency and complete semiconductor system solutions for mobile communications applications. In July, Conexant combined its digital imaging business with Zing Network to form Pictos Technologies, a leading supplier of semiconductor and software solutions for digital imaging applications.

“We are convinced that our focused business creation strategy, which allows each member of our family of companies to focus its portfolio and resources exclusively on its distinct market requirements, will provide our shareowners, employees and customers with the greatest value over time,” Decker said.

Note to Editors, Analysts and Investors
Conexant will hold a conference call to discuss the planned spin-off of Mindspeed Technologies on Monday, March 24, at 6:00 a.m. PST/9:00 a.m. EST. To listen to the conference call via telephone, please call (800) 680-9685 (domestic) or 334-323-9854 (international); security code: Conexant. Playback of the conference call will begin at 8:00 a.m. (PT) on Monday, March 24, and end at 5:00 p.m. (PT) on Friday, March 28. The replay will be available by calling (800) 858-5309 (domestic) or (334) 323-7226 (international); access code: 40313, pass code: 16809.

About Conexant
Conexant Systems, Inc., a worldwide leader in semiconductor system solutions for communications applications, leverages its expertise in mixed-signal processing to deliver integrated systems and semiconductor products through two separate businesses. The Broadband Communications business develops and delivers integrated solutions that enable digital entertainment and information networks for the home and small office. Mindspeed Technologies™, the company’s Internet infrastructure business, designs, develops and sells a complete portfolio of semiconductor networking solutions that facilitate the aggregation, transmission and switching of data, video and voice from the edge of the Internet to linked metropolitan area networks. Conexant is headquartered in Newport Beach, Calif. To learn more, visit us at www.conexant.com or www.mindspeed.com.

Safe Harbor Statement
This press release contains statements relating to future results of Conexant (including certain projections and business trends) that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These risks and uncertainties include, but are not limited to: the cyclical nature of the semiconductor industry and the markets addressed by the company’s and its customers’ products; demand for and market acceptance of new and existing products; successful development of new products; the timing of new product introductions; the availability of manufacturing capacity; pricing pressures and other competitive factors; changes in product mix; product obsolescence; the ability to develop and implement new technologies and to obtain protection for the related intellectual property; the successful implementation of the company’s expense reduction and restructuring initiatives; the successful separation of the company’s Broadband Communications and Mindspeed Technologies™ businesses; the ability to attract and retain qualified personnel; and the uncertainties of litigation, as well as other risks and uncertainties, including those detailed from time to time in the company’s Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.